 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 2)

BIOTIME INC.

(Name of Issuer)

Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)
George Karfunkel 59 Maiden Lane New York, New York 10038l (212) 936-5100
(Name, address and telephone number of person authorized to receive notices and communications)
October 17, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s)) (Page 1 of 5 Pages)

CUSIP No. 09066L105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: George Karfunkel. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER	2,392,041
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,392,041
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,392,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):8.5%	9.8%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 2 (“Amendment No.2”) amends and supplements the Statement on Schedule 13D dated January 5, 2006, as amended by Amendment No. 1 dated April 18, 2006 (the “Statement”) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of the undersigned reporting person.  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information Mr. Karfunkel’s cover sheet and the information presented in response to Item 6 is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown the cover page, which information is incorporated by reference herein.  The percentage is based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-QSB for the six months ended June 30, 2007 plus 200,000 shares issuable to the lenders under the Credit Agreement (as defined below).

The Shares beneficially owned by Mr. Karfunkel include 1,379,878 Shares that maybe acquired upon the exercise of stock purchase warrants.

(b)           As of the date of this statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the Shares shown on the cover page, which information is incorporated by reference herein

If Mr. Karfunkel were to exercise the 1,379,878 warrants he owns, which are all presently exercisable, he would share the sole power to vote or direct the vote, and sole the power to dispose or direct the disposition of such Shares upon the issuance of such Shares.

(c)           Information concerning transactions in the Shares by Mr. Karfunkel in the last 60 days is set forth in Item 6.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 17, 2007 BioTimes entered into a First Amended and Restated Revolving Line of Credit Agreement (the “Amended Credit Agreement”) with George Karfunkel and certain other investors that increases the amount of BioTime’s line of credit to $1,000,000 and extends the maturity date of the line of credit under BioTime’s April 12, 2006 Credit Agreement. Loans under the line of credit will bear interest at 12% per annum.  The credit line will expire, and any funds borrowed must be repaid, on the earlier of April 30, 2008 or when BioTime receives $2,000,000 in new funding through the sale of capital stock, the receipt of licensing and similar fees in excess of $1,000,000, from other borrowing, or any combination of those sources.  Under the Amended Credit Agreement, BioTime will prepay, and the credit line will be reduced by, any funds received prior to the maturity date from those sources.  The Amended Credit Agreement amends the April 12, 2006 Credit Agreement.  In consideration for making the line of credit available, BioTime will issue to the investors a total of 200,000 common shares.  The line of credit is collateralized by a security interest in BioTime’s right to receive royalty and other payments under its license agreement with Hospira, Inc.  Mr. Karfunkel has agreed to lend BioTime up to $250,000, and he will receive 50,000 Shares, under the Amended Credit Agreement.  The 50,000 Shares are in addition to Shares previously issued to Mr. Karfunkel under the Credit Agreement dated April 12, 2006.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4
First Amended and Restated Revolving Credit Agreement, dated October 17, 2007.  (Incorporated by reference to BioTime’s Form 8-K as filed with the Securities and Exchange Commission on October 19, 2007)

Exhibit 5	First Amended and Restated Security Agreement, dated October 17, 2007. (Incorporated by reference to BioTime’s Form 8-K as filed with the Securities and Exchange Commission on October 19, 2007)
Exhibit 6
Form of Amended and Restated Revolving Credit Note of BioTime, Inc. in the principal amount of $100,000 dated April 12, 2006. (Incorporated by reference to BioTime’s Form 8-K as filed with the Securities and Exchange Commission on October19 , 2007)

Exhibit 7	Form of Revolving Credit Note of BioTime, Inc., (Incorporated by reference to BioTime’s Form 8-K as filed with the Securities and Exchange Commission on October 19, 2007)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:  October 19, 2007

s/George Karfunkel
George Karfunkel